As submitted confidentially to the United States Securities and Exchange Commission on April 27, 2018 as Amendment No. 1 to the initial confidential submission.
This draft registration statement has not been publicly filed with the Commission and all information herein remains strictly confidential.
Registration Statement No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
______________________________________________
Form F-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933
______________________________________________
Realm Therapeutics plc
(Exact name of registrant as specified in its charter)
______________________________________________

England and Wales	2834	Not applicable
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)
______________________________________________
267 Great Valley Parkway
Malvern, PA 19355
United States of America
Tel: +1 484 321 2700
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)
______________________________________________
Realm Therapeutics, Inc.
267 Great Valley Parkway
Malvern, PA 19355
United States of America
Tel: +1 484 321 2700
(Name, address, including zip code, and telephone number, including area code, of agent for service)
______________________________________________
Copies to:

Joshua A. Kaufman Jeffrey P. Libson Divakar Gupta Cooley LLP 1114 Avenue of the Americas New York, New York 10036 +1 212 479 6000	Ed Lukins Cooley (UK) LLP Dashwood 69 Old Broad Street London EC2M 1QS United Kingdom +44 20 7785 9355
______________________________________________
APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
As soon as practicable after this registration statement is declared effective.
______________________________________________
If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☑
If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act. Emerging growth company ☑
If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☑

†	The term “new or revised financial accounting standards” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Title of Each Class of Securities to be Registered	Amount to be Registered	Proposed Maximum Offering Price Per Unit(2)	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee
Ordinary shares, nominal value of £0.10 per share(1)		$	$	$
(1)
The registrant is filing this registration statement in part in respect of its obligations under a Registration Rights Agreement, dated September 21, 2017, concerning an aggregate of 66,396,485 ordinary shares that it private placed with investors on October 12, 2017 and an aggregate of 26,558,600 ordinary shares issuable upon the exercise of warrants issued on the same date to such investors. The registrant is also registering hereby an aggregate of                ordinary shares held by other shareholders identified herein. All ordinary shares offered and sold in the United States will be in the form of American Depositary Shares, or ADSs, with each ADS representing             ordinary shares. ADSs issuable upon deposit of the ordinary shares registered hereby will be registered pursuant to a separate registration statement on Form F-6.

(2)
Calculated pursuant to Rule 457(c) based on the average of the high and low trading prices on AIM, a market operated by the London Stock Exchange plc, of the registrant’s ordinary shares on                    , 2018, converted into U.S. dollars at the exchange rate in effect on such date.

EXPLANATORY NOTE
Realm Therapeutics plc is filing this Amendment No. 1 (the “ Amendment ”) to its Registration Statement on Form F-1 (the “ Registration Statement ”) as an exhibits-only filing to file Exhibits 2.1, 10.2, 10.3 and 10.4 and restate the list of exhibits set forth in Item 8 of Part II of the Registration Statement. Accordingly, this Amendment consists only of the facing page, this explanatory note, Part II of the Registration Statement, including the signature page and the exhibit index, and the filed exhibits. The prospectus is unchanged and has been omitted.

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS
Item 6. Indemnification of Directors and Officers.
Members of the registrant’s board of directors and its officers have the benefit of the following indemnification provisions in the registrant’s Articles of Association:
Current and former members of the registrant’s board of directors and its officers may be indemnified for:

(a)	any liability incurred by such person in connection with any negligence, default, breach of duty, or breach of trust in relation to the registrant or an associated company;

(b)	any liability incurred by such person in connection with the activities of the registrant or an associated company in its capacity as a trustee of an occupational pension scheme; and

(c)	any other liability incurred by such person as an officer of the registrant or an associated company.
In addition, members of the registrant’s board of directors and its officers who have received payment from the registrant under these indemnification provisions must repay the amount they received in accordance with the Statutes or in any other circumstances that the registrant may prescribe or where the registrant has reserved the right to require repayment.
Item 7. Recent Sales of Unregistered Securities.
Set forth below is information regarding share capital issued by Realm Therapeutics since April 13, 2015:

1.
The registrant issued options to purchase an aggregate of 11,451,232 of its ordinary shares, including options to purchase 6,363,500 ordinary shares for purposes of compensation and options to purchase 5,087,732 ordinary shares for purposes of anti-dilution adjustments to previously outstanding securities following the private placement in October 2017.

2.
On October 12, 2017, the registrant issued an aggregate of 66,396,485 units, consisting of 66,396,485 ordinary shares and warrants to purchase up to 26,558,600 ordinary shares, at a price per unit of £0.29.

The offers, sales and issuances of the securities described above were exempt from registration (i) under Section 4(a)(2) of the Securities Act in transactions did not involve any public offering, (ii) under Regulation D promulgated under the Securities Act for sales for offers, sales and issuances made to accredited investors, (iii) under Regulation S promulgated under the Securities Act for offers, sales and issuances not made to persons in the United States and as to which no directed selling efforts were made in the United States, or (iv) under Rule 701 promulgated under the Securities Act in transactions under compensatory benefit plans and contracts relating to compensation.
Item 8. Exhibits and Financial Statement Schedules
Exhibits
The exhibits to the registration statement are listed in the exhibit index attached hereto and are incorporated by reference herein.

Financial Statement Schedules
None. All schedules have been omitted because the information required to be set forth therein is not applicable or has been included in the consolidated financial statements and notes thereto.
Item 9. Undertakings.
The undersigned registrant hereby undertakes:

(1)	To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)	To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii)
To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement;

(iii)
To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

(2)
That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4)
To file a post-effective amendment to the registration statement to include any financial statements required by Item 8.A. of Form 20-F at the start of any delayed offering or throughout a continuous offering. Financial statements and information otherwise required by Section 10(a)(3) of the Act need not be furnished, provided, that the registrant includes in the prospectus, by means of a post-effective amendment, financial statements required pursuant to this paragraph and other information necessary to ensure that all other information in the prospectus is at least as current as the date of those financial statements.

(5)
That, for purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(6)
That, for the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the U.S. Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

EXHIBIT INDEX

EXHIBIT NUMBER	DESCRIPTION OF EXHIBIT

2.1**	Asset Purchase Agreement among Chemstar Corp., Realm Therapeutics, Inc. and the Registrant, dated September 19, 2016
3.1#	Articles of Association of Realm Therapeutics plc
4.1*	Form of Deposit Agreement
4.2*	Form of American Depositary Receipt (included in Exhibit 4.1)
4.3#	Form of Warrant issued by the Registrant to certain investors on October 12, 2017
5.1*	Opinion of Cooley (UK) LLP
10.1#	Realm Therapeutics 2016 Executive Omnibus Incentive Plan
10.2**	Master Services Agreement and Exclusive Patent License between Realm Therapeutics, Inc. and Vitold Mikhailovich Bakhir, dated October 1, 2014, as amended
10.3**	Technology Transfer Agreement between the Realm Therapeutics, Inc. and Vitold M. Bakhir, dated April 4, 2018
10.4**	Intellectual Property License Agreement between the Realm Therapeutics, Inc. and Chemstar Corp., dated October 7, 2016
10.5#	Form of Deed of Indemnity between the Registrant and each of its executive officers and directors
10.6*	Relationship Agreement between the Registrant, Nplus1 Singer Advisory LLP and OrbiMed Private Investments VI, LP
10.7#	Registration Rights Agreement among the Registrant and certain investors, dated September 21, 2017
21.1#	Subsidiaries of the Registrant
23.1*	Consent of independent registered public accounting firm
23.2*	Consent of Cooley (UK) LLP (included in Exhibit 5.1)
24.1*	Powers of Attorney
__________________

*	To be filed by amendment.

**	Filed herewith.

#	Previously filed.

SIGNATURES
Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Malvern, Commonwealth of Pennsylvania , on the          day of            , 2018.

REALM THERAPEUTICS PLC

By:
Alex Martin
Chief Executive Officer
Pursuant to the requirements of the Securities Act, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

SIGNATURE	TITLE	DATE

	Chief Executive Officer and Director (Principal Executive Officer)	, 2018
Alex Martin

	Chief Financial Officer, Chief Operating Officer and Director (Principal Financial Officer and Principal Accounting Officer)	, 2018
Marella Thorell

	Chairman of the Board of Directors	, 2018
Charles Spicer

	Director	, 2018
Joseph William Birkett

	Director	, 2018
Ivan Gergel

	Director	, 2018
Balkrishan (Simba) Gill

	Director	, 2018
Sanford (Sandy) Zweifach

Realm Therapeutics, Inc.
	Authorized Representative in the United States	, 2018
By: Alex Martin Title: Chief Executive Officer